===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________

                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                               (Amendment No. __)

                              PICO Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   693366205
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 2000
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 10, 2016
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following boxX

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

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


--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]

                                                                         (b) [_]

--------- ----------------------------------------------------------------------
3 SEC USE ONLY

--------- ----------------------------------------------------------------------
4 SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
  2(d) or 2(e)                                                               [_]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- ----------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                1,554,131
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY                NONE
         EACH           ------ -------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH              1,896,668
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,896,668
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IA
--------- ----------------------------------------------------------------------

                              (Page 2 of 9 Pages)

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.001 per share (the "Stock"), of PICO Holdings, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

PICO HOLDINGS, INC.
7979 IVANHOE AVENUE, SUITE 300
LA JOLLA, CALIFORNIA 92037

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a) The name of the persons filing are:

    RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM") (THE "FILER").

(b) The business address of the Filer is as follows:

    462 SOUTH FOURTH STREET, SUITE 2000, LOUISVILLE, KY 40202


(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR.

    THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

(d) During the last five years, none of the Filer, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filer, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:
    RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.

    THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILER WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $35,316,168.91.

                              (Page 3 of 9 Pages)

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filer may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of its clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filer may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filer materially modifying their ownership of the Stock. The Filer may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filer does not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer. Certain officers of RRAM sent a letter on May 11, 2016 to the Issuer's Board of Directors suggesting that the company adjust the CEO's new employment agreement and management's new incentive compensation plan. Additional suggestions regarding corporate overhead and corporate governance were also made to increase the value of the company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 23,037,587 shares of Common Stock of the Issuer outstanding as of May 6, 2016, the Filer, or the persons listed in Annex A, may be deemed to beneficially own 1,896,668, or 8.2%, of the Issuer's outstanding shares of Common Stock.

(b) The Filer, or the persons listed in Annex A, have the sole power to vote or direct the vote of 1,554,131 shares of the Stock and to dispose or direct the disposition of 1,896,668 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer during the sixty days prior to and including May 10, 2016 (date range: March 12, 2016 through May 10, 2016):



(1) NAME  (2) DATE      (3) NUMBER OF     (4) PRICE PER    (5) HOW
                           SHARES OF     SHARE OF COMMON   TRANSACTED -
                         COMMON STOCK        STOCK         SELL OR BUY            WHERE TRANSACTED

RRAM      3/16/2016         18,400           9.49              Buy        RRAM Principal Place of Business

RRAM      3/17/2016          9,600           9.88              Buy        RRAM Principal Place of Business

RRAM      3/22/2016          2,000          10.57              Buy        RRAM Principal Place of Business

RRAM      3/28/2016            500          10.22              Buy        RRAM Principal Place of Business


The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d) Not applicable.

(e) Not applicable.

                              (Page 4 of 9 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A -Letter to the Board of Directors of PICO Holdings Inc. dated May 11, 2016.

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2016                               RIVER ROAD ASSET MANAGEMENT, LLC,
                                           a Delaware limited liability company

                                           /s/  Thomas D. Mueller
                                           ----------------------
                                           By: Thomas D. Mueller
                                               Chief Operating Officer and
                                               Chief Compliance Officer


                              (Page 5 of 9 Pages)

EXHIBIT A -

May 11, 2016

The Board of Directors of PICO Holdings Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA  92037

Dear Members of the Board,

River Road Asset Management LLC ("RRAM"), on behalf of its clients, owns approximately 1.9 million common shares of PICO, which represents an 8.2% ownership interest in the company. RRAM is a value-oriented institutional equity manager with over $6.2 billion in assets under management as of 12/31/15. We were previously shareholders of PICO from early 2006 to mid-2008 and we re-established a new position in late 2012.

One of the key tenets of the River Road investment philosophy is to invest in companies with shareholder-oriented management teams. When PICO fell short of our standards in the past, RRAM felt compelled to act on behalf of our clients and all PICO shareholders. WHEN WE FILED OUR 13-D ON PICO IN FEBRUARY 2015, IT WAS ONLY OUR THIRD SUCH FILING IN RIVER ROAD'S 11-YEAR HISTORY.

In conjunction with our 13-D, RRAM wrote letters to the PICO Board that expressed concern regarding PICO's long-term operating performance and its corporate strategy, and offered ideas to unlock shareholder value. We encouraged the Board to sell Northstar to rid PICO of continued operating losses, sell UCP to a larger homebuilder, and to monetize Vidler's water assets in a reasonable time period. RRAM suggested PICO return proceeds from asset sales to shareholders through share repurchases or special dividends. Additionally, RRAM introduced a shareholder proposal for the PICO Board to take action to declassify itself, which shareholders overwhelmingly approved. We also raised concerns to the Board regarding the compensation arrangement of the CEO.

During the November 2015 investor day presentation, PICO revealed a revision to its business model consistent with our suggestions to monetize assets and authorized a $50 MM share repurchase plan. PICO also announced a reduction in the base salary of the CEO and forthcoming adjustments to the management compensation plan. Shortly thereafter, Eric Speron was appointed to the Board, a voice representing an institutional shareholder we trusted to act in the best interests of PICO shareholders. Thus, satisfied with the announced changes at PICO, RRAM moved to a passive 13-G status in late December 2015. UNFORTUNATELY, IT APPEARS WE REMOVED OUR 13-D FILING TOO QUICKLY.

The new employment agreement of the CEO was first disclosed in the most recent 10-K (filed 3/14/16). The contract was finalized prior to the Central Square settlement agreement, which resulted in significant changes to the composition and committee assignments of the PICO Board. Since the agreement was negotiated over several months, many of the new Board members (Eric Speron, Howard Brownstein, Raymond Marino, Daniel Silvers, and Andrew Cates) had little or no opportunity to influence it. RRAM STRONGLY BELIEVES THE NEW EMPLOYMENT AGREEMENT OF THE CEO WAS NEGOTIATED IN BAD FAITH AND LACKS PROPER ACCOUNTABILITY.

The new employment agreement of the CEO puts the current Board at a significant disadvantage. Why didn't the legacy members wait for the newly reconstituted PICO Board to negotiate a new contract with the CEO? If PICO is truly in wind-down mode, why sign the CEO to a 5-year deal that does not strategically align with the announcements made on investor day? Why was the CEO's payment for termination without cause increased from $6 MM to $10 MM? What mechanisms does the Board have if it is unhappy with CEO performance? Given the 5-year contract, a $5 MM payout if the CEO voluntarily departs for "good reason," and a $10 MM termination payout, THE BOARD'S OPTIONS TO HOLD THE CEO ACCOUNTABLE APPEAR VERY LIMITED. RRAM HOPES CEO JOHN HART WILL RECOGNIZE THE NEED TO ALIGN HIS PERSONAL INTERESTS WITH THE INTERESTS OF PICO AND ITS SHAREHOLDERS, AND WILL CONSIDER AMENDING HIS EMPLOYMENT CONTRACT.

                              (Page 6 of 9 Pages)

The new executive bonus plan of the PICO management team was also disclosed in the 10-K and RRAM found several elements concerning. SIMPLY PUT, THE NEW EXECUTIVE BONUS PLAN IS DESTRUCTIVE TO SHAREHOLDER VALUE AND IT MUST BE RE-WRITTEN.

In the cash incentive program of the new compensation plan, THE 20% ADJUSTED NET GAIN THE MANAGEMENT TEAM IS ENTITLED TO RECEIVE IS EXTREME AND WILL SIGNIFICANTLY IMPAIR ANY NET ASSET VALUE CALCULATION OF PICO. The compensation plan seems to be designed on a "2 and 20" pay structure, which has been widely discredited by the investment community and the marketplace. Very few elite investors with outstanding long-term track records can raise assets under those terms. RRAM SUGGESTS 10% OF THE NET GAIN ON ASSETS SOLD IS A MORE REASONABLE ARRANGEMENT. It is also the same metric used by FNFV Group (FNFV), another RRAM investment that has a business plan similar to PICO and is run by legendary investor/entrepreneur Bill Foley. In July 2015, RRAM suggested FNFV as a candidate for PICO's peer group for compensation analysis. Yet, our advice was ignored by the compensation committee and no peer changes were made (as noted by the 10-K/A filed April 22, 2016).

THE CASH INCENTIVE PROGRAM SET AN ARBITRARILY LOW WATER MARK FOR ASSET VALUATIONS WHEN CALCULATING POTENTIAL BONUSES. Using book value as of 12/31/15, Vidler's existing assets have recorded roughly $45.6 MM of impairments during their ownership period. When these impairments were taken in the past, PICO management often argued shareholders should ignore these write-downs caused by the peculiarities of accounting for water rights under U.S. GAAP. Yet, under this new arrangement, PICO management is potentially entitled to an extra $9.1 MM of compensation ($45.6 MM x 20%) at the expense of shareholders who have suffered these losses in book value. THE WATER MARK SHOULD BE RESET HIGHER TO REFLECT THE TRUE COST OF PICO'S INVESTMENTS (including Vidler assets plus the corporate ownership interests of Mindjet, Mendell Energy, and Synthonics).

THE COMPENSATION PLAN FAILS TO ACCOUNT FOR THE TIME VALUE OF MONEY, WHICH WILL BENEFIT THE MANAGEMENT TEAM AT THE EXPENSE OF SHAREHOLDERS. Given Fish Springs Ranch (FSR) is Vidler's largest asset, it is very significant Vidler spent $101 MM in 2007 to build this pipeline. Over its ownership period, FSR hasn't generated any substantive cash flows for Vidler. While RRAM believes FSR is worth considerably more than its current book value, the IRR on the investment is likely to be low due to its long ownership period. PICO'S COST OF CAPITAL SHOULD BE INCORPORATED INTO THE COMPENSATION PLAN.

WHILE THERE IS A RETURN OF CAPITAL COMPONENT TO THE COMPENSATION PLAN, IT DOES NOT INCORPORATE THE PICO SHARE PRICE OR NAV/SHARE. RRAM fears the management team is incentivized to wait several years to monetize assets. Under this scenario, PICO shareholders run the risk of missing the current favorable asset monetization window while incurring the costs of management salaries, corporate overheard, etc. RRAM BELIEVES THE BETTER OUTCOME WOULD BE PICO SELLING ASSETS TODAY AT SLIGHT DISCOUNTS TO MARKET VALUE AND USING THE PROCEEDS TO AGGRESSIVELY REPURCHASE ITS UNDERVALUED SHARES, WHICH WOULD DRIVE MORE VALUE PER SHARE.

                              (Page 7 of 9 Pages)

THERE ARE ALSO OUTSTANDING ISSUES REGARDING CORPORATE OVERHEAD AND CORPORATE GOVERNANCE THAT MUST BE ADDRESSED PROMPTLY, AS WE BELIEVE TIME IS OF THE ESSENCE. The PICO Board should consider the following steps to improve the value of the company:

o THE CORPORATE OFFICE IN LA JOLLA SHOULD BE SHUT DOWN. It is an extraneous expense. The corporate headquarters should be relocated to Reno, NV, where a majority of PICO's assets reside and where Vidler is already based.

o THE NUMBER OF SEATS ON THE PICO BOARD SHOULD BE REDUCED. The Board size is too large and the expense too high for such a small company. Per the settlement agreement with Central Square Management, PICO's Board size will be reduced from nine to eight at the conclusion of the 2016 annual meeting. RRAM believes the Board should be further reduced to seven seats at the conclusion of the 2016 annual meeting with additional reductions in the future once significant asset sales are completed.

o THE ROLE AND MISSION OF THE NEWLY CREATED STRATEGY COMMITTEE SHOULD BE CLEARLY ARTICULATED TO SHAREHOLDERS. RRAM believes its three members (Andrew Cates, Daniel Silvers, and Eric Speron) are very talented leaders and investors. We hope they are being empowered to oversee asset depositions and to provide additional oversight and assistance to the PICO management team.

RRAM HOPES THE PICO BOARD HEARS OUR CONCERNS AND ACTS WITH A STRONG SENSE OF URGENCY. We must remind the Board that long-term PICO shareholders have suffered poor returns long enough. PICO SHARES ARE CURRENTLY SELLING NEAR HISTORICAL LOWS SINCE PICO BEGAN TRADING PUBLICLY IN 1991. EVERY CURRENT SHAREHOLDER THAT HAS OWNED PICO FOR OVER 6 MONTHS IS AT A LOSS. Given the low ownership of PICO stock by many of its Board members, now would be an opportune time for new purchases to signal confidence to the market.

RRAM TAKES ITS FIDUCIARY DUTY VERY SERIOUSLY IN ORDER TO PURSUE THE BEST INTERESTS OF OUR CLIENTS. We would be happy to travel to La Jolla to discuss these recommendations, hear feedback, and to answer any questions. Please contact us at 502.371.4100 at your earliest convenience.

Sincerely,

/s/ J. JUSTIN AKIN
------------------
J. Justin Akin

Portfolio Manager
/S/ R. ANDREW BECK
------------------
R. Andrew Beck

President & CEO, Senior Portfolio Manager
/S/ JAMES C. SHIRCLIFF
----------------------
James C. Shircliff, CFA
Chief Investment Officer

                              (Page 8 of 9 Pages)

ANNEX A

The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filer are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS ADDRESS       BUSINESS ACTIVITY      PRESENT PRINCIPAL          CITIZENSHIP
                                                                   OCCUPATION OR EMPLOYMENT
Shircliff, James C.  462 S. 4th Street      Chief Investment       Chief Investment Officer   United States
                                            Officer
                     Suite 2000
                     Louisville, KY 40202

Beck, R. Andrew      462 S. 4th Street      President & CEO        President & CEO            United States
                     Suite 2000
                     Louisville, KY 40202

Sanders III,         462 S. 4th Street      Executive Vice         Executive Vice President   United States
Henry W.             Suite 2000             President
                     Louisville, KY 40202

Forsha, Thomas S.    462 S. 4th Street      Co-Chief Investment    Co-Chief Investment        United States
                     Suite 2000             Officer                Officer
                     Louisville, KY 40202

Deuser, Greg E.      462 S. 4th Street      Chief Risk Officer     Chief Risk Officer         United States
                     Suite 2000
                     Louisville, KY 40202

Mueller, Thomas D.   462 S. 4th Street      Chief Operating        Chief Operating Officer    United States
                     Suite 2000             Officer and Chief      and Chief Compliance
                     Louisville, KY 40202   Compliance Officer     Officer



                              (Page 9 of 9 Pages)